

October 2, 2013

Via Email
Thomas R. Brugger
Chief Financial Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re:** **Sun Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Response dated September 6, 2013**
> **File No. 000-20957**

Dear Mr. Brugger:

We have reviewed your response letter dated September 6, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 21

1. We note your response to prior comment 2 in our letter dated August 13, 2013. Please provide draft disclosure to be included in future filings identifying the specific

performance goals used to determine compensation for the Named Executive Officers under the Annual Cash Incentive Plan, even if no compensation is granted.

Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/Mark Webb for

Kathryn McHale
Senior Staff Attorney